PROXY INFORMATION

Mercury Select Growth Fund will host a Special Meeting of Shareholders on Friday, July 12, 2002, at the offices of Fund Asset Management, L.P. at 800 Scudders Mill Road, Plainsboro, New Jersey 08536. The purpose of this meeting is to vote on a proposal to reorganize your Fund into a substantially similar fund that is being created by Turner Funds, called Turner Large Cap Growth Opportunities Fund.

The first few pages of this booklet highlight key points about the proposed Reorganization and explain the proxy process, including how to cast your votes. Before you vote, please read the full text of the combined Proxy Statement/Prospectus for a complete understanding of the proposal.

KEY POINTS ABOUT THE PROPOSED REORGANIZATION

Purpose and Description of the Reorganization

The purpose of the Reorganization is to make your Fund a part of the Turner Funds. It is proposed that this occur in four basic steps. First, since your Fund invests all of its assets in the corresponding Portfolio of Mercury Master Trust in a “master/feeder” structure, your Fund will receive a distribution of all of the assets and liabilities of the Portfolio in return for your Fund’s interests in the master Portfolio in a “redemption-in-kind” transaction. Immediately after this redemption, your Fund will transfer substantially all of its assets and liabilities to Turner Large Cap Growth Opportunities Fund. Simultaneously, Turner Large Cap Growth Opportunities Fund will open an account for you, crediting you with Class I shares of Turner Large Cap Growth Opportunities Fund with the same aggregate net asset value as the Fund shares owned by you immediately prior to the Reorganization. Finally, your Fund’s existence will terminate. Shareholders of Mercury Select Growth Fund will become shareholders of Turner Large Cap Growth Opportunities Fund. Turner Investment Partners, Inc. (“Turner Investment Partners”), currently your Fund’s subadviser, is the investment manager for the Turner Large Cap Growth Opportunities Fund and thus would continue to be in charge of the day-to-day management of your investment. Your Fund’s Board of Directors believes that the Reorganization is in the shareholders’ best interests for the reasons discussed below.

Reasons and Potential Benefits of the Reorganization

At their meeting on March 15, 2002, Mercury Select Growth Fund’s Board of Directors approved a plan to reorganize your Fund into Turner Large Cap Growth Opportunities Fund. The Board of Directors, including a majority of the Directors who are not “interested persons,” as defined in the Investment Company Act of 1940, as amended, determined that the proposed Reorganization is in the best interests of your Fund and its shareholders. Specifically, the Directors considered that after the Reorganization, shareholders of Mercury Select Growth Fund will remain invested in an open-end fund with a portfolio of equity securities that has capital appreciation as its investment objective and substantially similar investment strategies, policies and restrictions. The Directors also considered that it is expected that your Fund shares will be subject to the same or a lower operating expense ratio as part of the Turner Group of Funds. In addition, the Turner Fund does not assess a sales charge on purchases of its shares (or impose distribution or service fees). Furthermore, after the Reorganization, Turner Investment Partners, the current subadviser of your Fund, will continue to manage your Fund’s assets as part of the Turner Large Cap Growth Opportunities Fund. In addition, the Reorganization will not dilute the interests of the Mercury Fund’s shareholders. If your Fund does not obtain shareholder approval of the Reorganization, the Fund will continue in existence unless the Board of Directors decides otherwise. However, absent a substantial growth in assets of your Fund, shareholder expenses have made Fund Asset Management’s continued subsidization of your Fund uneconomical and there is no assurance that Fund Asset Management would continue to provide such subsidy.

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Investment Advisory Fees

Under the investment advisory agreement between Turner Funds, on behalf of Turner Large Cap Growth Opportunities Fund, and Turner Investment Partners, Turner Investment Partners will be entitled to receive a fee equal to 0.75% of the Turner Fund’s average daily net assets. Currently, all of the Mercury Select Growth Fund’s assets are invested in the Mercury Master Select Growth Portfolio of Mercury Master Trust and investment advisory services are provided to the master Portfolio by Fund Asset Management, L.P., for a fee of 0.50% of average daily net assets. After the Reorganization, the investment advisory fee paid by your Fund would be at Turner Fund’s higher contractual rate. However, Turner Investment Partners has contractually agreed, for a period of one year, to waive fees and reimburse expenses in order to keep total operating expenses of Class I shares of the Turner Fund from exceeding 1.25% after the Reorganization. This level of total operating expenses compares to a contractual arrangement by Fund Asset Management, L.P. to waive fees and/or reimburse expenses in order to keep annual net total operating expenses incurred by each class of the Mercury Fund from exceeding 1.25% for Class I, 1.60% for Class A and 2.25% for Class B and C shares.

Continued Shareholder Services

As a shareholder of Turner Large Cap Growth Opportunities Fund, you will continue to have access to the wide range of shareholder services comparable to those currently available to you as a shareholder of Mercury Select Growth Fund. These services include 24-hour access to your account, exchange privileges with other Turner funds and access to Turner’s comprehensive investor education programs.

How the Reorganization Will Affect Your Account

If shareholders approve the Reorganization, your Fund shares will be exchanged, on a tax-free basis, for Class I shares of Turner Large Cap Growth Opportunities Fund with the same aggregate net asset value as the Fund shares owned by you immediately prior to the Reorganization. Your account registration and account options, such as dividend reinvestment elections, will remain the same unless you change them. In addition, your aggregate cost basis in the account will remain the same.

Tax-Free Nature of the Reorganization

The Reorganization will be accomplished on a tax-free basis, meaning that, in the opinion of counsel, you will not realize any capital gains or loss when your Fund shares are exchanged for Class I shares of Turner Large Cap Growth Opportunities Fund.

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